Exhibit 4.1

RELIANCE STEEL & ALUMINUM CO.

AMENDMENT NO. 1 TO
AMENDED AND RESTATED
STOCK OPTION AND RESTRICTED STOCK PLAN

This Amendment No. 1 (“Amendment”) to the Reliance Steel & Aluminum Co. Amended and Restated Stock Option and Restricted Stock Plan (“Plan”) is adopted by the Board of Directors of Reliance Steel & Aluminum Co., a California corporation (the “Company”), to be effective as of May 15, 2013, subject to receiving the approval of the shareholders at the Company’s Annual Meeting of Shareholders scheduled for May 15, 2013.

1.         Purpose.  The purpose of this Amendment is to amend the Plan which was adopted by the Board of Directors in February 2006 and subsequently was approved by the shareholders of the Company at the Annual Meeting of Shareholders on May 17, 2006.  All terms in this Amendment shall have the same meanings as set forth in the Plan unless otherwise specifically defined.

2.         Authority to Amend.  Under Section 12 of the Plan, the Board has express authority to amend the Plan from time to time, subject to shareholder approval if the amendment would: (i) materially increase the benefits accruing to Participants; (ii) increase the number of shares deliverable under the Plan (other than in accordance with the provisions of Section 12a of the Plan; or (iii) materially modify the requirements as to eligibility for participation in the Plan or if applicable rules of the Securities and Exchange Commission, any national securities exchange on which the Company’s securities are listed or NASDAQ so require.  The rules of the New York Stock Exchange require shareholder approval of equity compensation plans such as the Plan and material revisions thereto, including a material extension of the term of the plan.  This Amendment is intended to extend the term of the Plan and, accordingly, the Board of Directors shall obtain shareholder approval for this Amendment.

3.         Amendment to Extend the Duration of the Plan.  Section 12h of the Plan is hereby amended to read in its entirety as follows:

“h. Duration of the Plan.  Unless previously terminated by the Board, the Plan shall terminate at the close of business on December 31, 2018, and no Option or Restricted Stock shall be granted under it thereafter, but such termination shall not affect any Option or Restricted Stock theretofore granted.”

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